UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  000-50932

Nitro Petroleum Incorporated
(Exact name of registrant as specified in its charter)

14285 Acme Rd. 74801 (405) 273-9119
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 160

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date :	2/12/2015	By:	/s/ James G. Borem

Instruction: This form is required by Rules I 2g-4, I 2h-3 and I Sd-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall fi le with the Com m i ssion three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counse l or by any other duly authorized person . The name and title of the person signing the form shall be typed or printed under the signature.